UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 6 )

TELECOM ARGENTINA S.A.
(Name of Issuer)

CLASS B ORDINARY SHARES
(Title of Class of Securities)

879273209
(CUSIP Number)

Antonino Cusimano Telecom Italia S.p.A. Piazza degli Affari, 2 20123 Milan - Italy +39 06 3688 1
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to:
Jeffrey M. Oakes, Esq.
Davis Polk & Wardwell LLP
99 Gresham Street
London EC2V 7NG, United Kingdom
Tel. No. + 44 20 7418 1386

November 13, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879273209
1.	Names of Reporting Persons. Telecom Italia S.p.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 52,366,2421
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 52,366,242
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,366,242
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.86%
14.	Type of Reporting Person (See Instructions) HC, CO

1Telecom Italia S.p.A., together with Telecom Italia International N.V., exercises its rights over the Shares (as defined in Item 1. below) indirectly through Sofora Telecomunicaciones S.A. (“Sofora”), Tierra Argentea S.A. (“TAR”) and other subsidiaries.

CUSIP No. 879273209
1.	Names of Reporting Persons. Telecom Italia International N.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 52,366,2422
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 52,366,242
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,366,242
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.86%
14.	Type of Reporting Person (See Instructions) HC, CO

2Telecom Italia International N.V., together with Telecom Italia S.p.A., exercises its rights over the Shares (as defined in Item 1. below) indirectly through Sofora, TAR  and other subsidiaries.

CUSIP No. 879273209
1.	Names of Reporting Persons. Sofora Telecomunicaciones S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 36,832,4083
	8.	Shared Voting Power
	9.	Sole Dispositive Power 36,832,408
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,832,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.64%
14.	Type of Reporting Person (See Instructions) HC, CO

3 Sofora Telecomunicaciones S.A. exercises its rights over the Shares (as defined in Item 1. below) through its participation in Nortel Inversora S.A. (“Nortel”).

CUSIP No. 879273209
1.	Names of Reporting Persons. Nortel Inversora S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 36,832,408
	8.	Shared Voting Power
	9.	Sole Dispositive Power 36,832,408
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,832,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.64%
14.	Type of Reporting Person (See Instructions) HC, CO

Item 1.  Security and Issuer

Telecom Italia S.p.A. (“TI”) hereby amends and supplements its report on Schedule 13D, as filed on October 22, 2010 and amended on March 10, 2011, October 31, 2011, March 29, 2012, March 6, 2013 and November 8, 2013 (the “Schedule 13D”), with respect to the Class B shares, P$1.00 par value per share (the “Shares”), of Telecom Argentina S.A., an Argentinean corporation (the “Issuer”), a portion of which is represented by American Depositary Shares which are traded on the New York Stock Exchange (the “NYSE”). The principal executive offices of the Issuer are located at Alicia Moreau de Justo 50, 10th floor, 1107 Buenos Aires, Argentina. Unless otherwise indicated, capitalized terms used in this Amendment No. 6, but not defined herein, shall have the meaning assigned to such term in the Schedule 13D.

Except as set forth herein, the Schedule 13D is unmodified.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On November 13, 2013, each of TI, Telecom Italia International N.V. (“TII”, together with TI, the “Sellers”) and Tierra Argentea S.A. (“TAR”) accepted an offer from Fintech Telecom LLC, a Delaware limited liability company (the “Purchaser”), an affiliate of Fintech Advisory, Inc. (“Fintech”), to acquire the Sellers’ entire controlling interest in Telecom Argentina, held by the Sellers and through their subsidiaries Sofora Telecomunicaciones S.A. (“Sofora”), Nortel Inversora S.A. (“Nortel”) and TAR , pursuant to, among other agreements, a Stock Purchase Agreement (the “Purchase Agreement”), by and among, the Purchaser, TAR and the Sellers, for an aggregate consideration and payments of USD 960 million.

Of this amount, USD 859.5 million will be paid as consideration for the sale of:

•	68% of the voting shares in Sofora held by TI and TII (USD 750.8 million);

•	15,533,834 Class B shares of Telecom Argentina held by TAR, representing 1.58% of the outstanding shares (USD 61.2 million); and

•	2,351,752 American Depositary Shares, representing 117,588 Preferred B shares of Nortel held by TAR, equal to 8% of the outstanding Preferred B shares of Nortel (USD 47.5 million).

The remaining USD 100.5 million will be paid pursuant to additional agreements related to the transaction, including an agreement to continue providing the Telecom Argentina companies technical support and other services for up to three years, the waiver by Telecom Italia of certain rights under, as well as amendments to, the current shareholders’ agreement relating to Telecom Argentina with the Werthein Group who will retain 32% of the voting shares of Sofora, and the commitment of an affiliate of Fintech to pay amounts already reserved for the payment of dividends by Telecom Argentina, if such dividends are not declared and paid by the Telecom Argentina Group prior to closing.

Telecom Italia Group has received certain guarantees of performance under the agreements, including the pledge by an affiliate of Fintech of American Depositary Shares representing Preferred B shares of Nortel, in a number equivalent to an initial average market value of USD 100 million. In addition, the Purchaser has represented its intention to launch, to the extent required by applicable law and just prior to the closing of the sale of the shares of Sofora, a tender offer for the publicly traded shares of Nortel and Telecom Argentina that it will not acquire as described above.

The sale of the Class B shares of Telecom Argentina and the Nortel American Depositary Shares held by TAR is expected to occur before year end, whilst the sale of the Sofora Shares is conditional upon obtaining certain required regulatory approvals, including approval by the Argentine Secretaria de Comunicaciones and the U.S. Federal Communications Commission.

The above description of the Stock Purchase Agreement and other agreements executed in connection therewith is a summary and is qualified in its entirety by the terms of the agreements which are attached hereto as Exhibits 1 through 9 and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information disclosed in Item 4 above is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit 1: Stock Purchase Agreement, dated as of November 13, 2013, among the Purchaser and the Sellers and TAR.

Exhibit 2: Guarantee, dated as of November 13, 2013, among Fintech Investments Ltd. and the Sellers.

Exhibit 3: Pledge and Security Agreement, dated as of November 13, 2013, among Fintech Investments Ltd. and the Sellers.

Exhibit 4: Drag Waiver Memorandum of Understanding, dated as of November 13, 2013, among W de Argentina – Inversiones S.A., Los W S.A., Messrs. Daniel Werthein, Adrian Werthein, Gerardo Werthein and Dario Werthein, and the Sellers.

Exhibit 5: Transition Services Memorandum of Understanding, dated as of November 13, 2013, among the Purchaser and the Sellers.

Exhibit 6: Third Amendment to the Shareholders’ Agreement, dated as of November 13, 2013, among TI, TII and the Werthein Group.

Exhibit 7: Mutual Shareholder Release, dated as of November 13, 2013, among TI, TII and the Werthein Group.

Exhibit 8: Deed of Adherence, dated as of November 13, 2013, among TI, TII, the Purchaser and the Werthein Group.

Exhibit 9: Waiver, dated as of November 13, 2013, among the Werthein Group, TI and TII.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 14, 2013
Date

/s/ Riccardo Amerigo Pettazzi
Signature

Riccardo Amerigo Pettazzi Head of Corporate Affairs TELECOM ITALIA S.P.A.

November 14, 2013
Date

/s/ Francesco Lobianco
Signature

Francesco Saverio Lobianco Chief Executive Officer TELECOM ITALIA INTERNATIONAL N.V.

November 14, 2013
Date

/s/ Patrizio Graziani
Signature

Patrizio Graziani Chairman of the Board of Directors SOFORA TELECOMUNICACIONES S.A.

November 14, 2013
Date

/s/ Patrizio Graziani
Signature

Patrizio Graziani Chairman of the Board of Directors NORTEL INVERSORA S.A